06011087

smiths

Smiths Group plc

765 Finchley Road London NW11 8DS
T: 020 8458 3232 F: 020 8458 4380
www.smiths-group.com

06 February 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA

3628

SUPPL

RECEIVED FEB 2006 SEC MAIL PROCESSING WASH. D.C. 203 SECTION

Your ref : 82-34872

Dear Sir,

Re : **Rule 12g3-2(b) of the Exchange Act**
File Number 82-34872
Smiths Group plc

Please find enclosed copies of documents Smiths Group plc has recently:

- filed at Companies House, pursuant to the Companies Act 1985, and/or
- mailed to the Company's shareholders, pursuant to the same Act; and/or
- submitted to the Regulatory News Service of the London Stock Exchange, in compliance with the Listing Rules of the UKLA

as detailed on the enclosed summary sheet(s).

These documents are submitted in accordance with the requirements of Rule 12g3-2(b) of the Exchange Act.

Yours faithfully,

PROCESSED
FEB 24 2006
THOMSON
FINANCIAL

N.R. Burdett
Assistant Secretary

Direct Line: 020 8457 8229
Local fax: 020 8201 8041
e-mail: neil.burdett@smiths-group.com

2/23

INFORMATION SUBMITTED TO THE REGULATORY NEWS SERVICE, LONDON STOCK EXCHANGE

26 JANUARY TO 06 FEBRUARY 2006

200	01/02/2006 : 12:28:00	Smiths Group PLC - Additional Listing - Replace
201	03/02/2006 : 07:00:00	Smiths Group PLC - Trading Statement
202	03/02/2006 : 07:01:00	Smiths Group PLC - Acquisition

Regulatory Announcement

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Additional Listing - Replace
Released	12:28 01-Feb-06
Number	7614X

smiths

The Announcement released under reference 7423X at 8.39am on 1 February 2006 was incorrectly released under the heading Transaction in own shares. The announcement should have been released under the heading Additional Listing. The text of the announcement remains unaltered.

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 190,000 Ordinary shares of 25p each under The Smiths Industries 1995 Executive Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

END

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Regulatory Announcement

Go to market news section

Company	Smiths Group PLC
TIDM	SMIN
Headline	Trading Statement
Released	07:00 03-Feb-06
Number	8771X

smiths

Smiths Group: current trading

Smiths Group will announce its interim results on Wednesday, 15 March for the six months ended 31 January 2006. At the start of its close period, the company is providing the following trading update.

The company is currently achieving strong growth across its activities, and sales in the first half are expected to be close to 20% higher than a year ago. Underlying sales are expected to be ahead in all four divisions, with Medical additionally gaining from the inclusion of Medex for the full period.

Operating profit, after charging restructuring costs, is also expected to have improved by approximately 20%, sustaining margins of approximately 12% at this interim stage. As indicated at the AGM, the pattern of profit performance will vary by division. Double digit growth is expected in Specialty Engineering, Detection and Medical (the latter helped by the inclusion of Medex). In Aerospace, profit in this half is expected to be lower than last year, due to higher development costs expensed in the period.

Higher interest charges, due to the acquisition of Medex, will be partly offset by an improvement in pensions financing. Profit before tax and EPS are both expected to be close to 14% ahead of last year.

Net debt at 31 January is expected to be below £1 billion. The conversion of cash from operating profit should be above 80%, after capital expenditure and significantly higher development costs capitalised in this period.

Looking ahead, Smiths expects to sustain growth through the second half, with all four divisions contributing to a strong performance by the company in 2006.

-o-

Media:
Chris Fox
+44 (0) 20 8457 8403
chris.fox@smiths-group.com

Investors:
Russell Plumley
+44 (0) 20 8457 8203
russell.plumley@smiths-group.com

END

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Regulatory Announcement

Go to market news section

Company	Smiths Group PLC
TIDM	SMIN
Headline	Acquisition
Released	07:01 03-Feb-06
Number	8742X

smiths

Smiths Group announced today that it has acquired the business and assets of Lorch Microwave LLC, adding microwave filter technology to its electronic components and subsystems Interconnect business. Smiths Group has acquired the business for $25 million from undisclosed private vendors, including $1 million payable after 31 July 2007 contingent on certain conditions being met.

Commenting on the acquisition, Keith Butler-Wheelhouse, chief executive of Smiths Group said: "This is another step towards our goal of increasing the range of technologies we can offer to our Interconnect customers. Lorch fits the Smiths Group mould perfectly, combining strong technology, an excellent customer base and high quality management and employees."

Based in Maryland USA and with 155 employees, Lorch designs and manufactures filter components and integrated assemblies used in various microwave applications including communication and defence systems.

Microwave filters are an essential component in microwave systems and Lorch has a large portfolio of designs across multiple filter technologies that will give Interconnect a significant position in this growing market segment.

John Langston, Group managing director of Smiths Specialty Engineering said: "I am delighted that we have acquired Lorch, which complements Smiths' other Interconnect businesses, particularly TRAK Microwave. Lorch will boost our presence in the fast-growing military communications and electronic countermeasures markets."

The Interconnect part of Smiths Group's Specialty Engineering division is a global supplier of components and subsystems for connecting, protecting and controlling critical electronic and radio frequency systems for customers in the wireless telecommunications, aerospace, defence, space and medical markets.

Smiths Group designs and manufactures safety critical systems and products and has market-leading positions in aerospace systems, detection systems, medical devices, mechanical seals and interconnect products.

Contacts	
Media	
Chris Fox	+44 (0)20 8457 8403
Investor Relations	
Russell Plumley	+44 (0)20 8457 8203

END

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DOCUMENTS FILED WITH COMPANIES HOUSE

10 JANUARY TO 06 FEBRUARY 2006

Forms 88(2) (Return of Allotment of Shares), filings submitted between above dates

DSG DATACARE SOFTWARE GROUP

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP029

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	0 7	1 2	2 0 0 5			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	229		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	587.54p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Form revised 10/03

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Mr Paul J Diaper	Class of shares allotted	Number allotted
Address: 5 Crowsport, Hamble, Southampton	Ordinary	229
UK Postcode: SO31 4HG		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] [signature] Date 06.02.06

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager~~ / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Smiths Group plc (Ms Fiona Gillespie)
765 Finchley Road, London, NW11 8DS
Tel 020 8457 8435
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	31	01	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,517	4,822	3,072
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	750p	765p	858.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name CAZENOVE NOMINEES LIMITED DESIG ESOS PART ID 142CN Address 20 MOORGATE LONDON UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 13,363
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 13,363

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 03/02/06

A ~~director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC./JP6045	Tel: 01903 833017
DX number	DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Page 2 of 2

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	31	01	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,952		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	934p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 03/02/06

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC./JP6045	Tel: 01903 833017
DX number	DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	27	01	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	3,568	8,529	
Nominal value of each share	25p	26p	
Amount (if any) paid or due on each share *(including any share premium)*	765p	823p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited (Desig: ESOS Part Id: 142CN)	Class of shares allotted	Number allotted
Address 20 Moorgate	Ordinary	12,097
London		
UK Postcode E C 2 R 6 D A		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	**12,097**
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed ________ **Date** 03/02/06

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC./LB/E5970 Tel: 01903 833208

DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	26	01	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	8,323	4,148	7,916
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	823p	934p	765p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited A/C ESOS Part ID 142CN Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 33,325
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 33,325

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed Assistant **Date** 06.02.06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC./JW/5920 Tel: 01903 833017

DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	26	01	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	7,338	5,600	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	858.5p	750p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed Assistant **Date** 06.02.06

~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC./JW/5920	Tel: 01903 833017
DX number	DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	25	01	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	2,184	2,500	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	858.50p	750p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name Cazenove Nominees Limited / Part ID 142CN / Desig ESOS Address 20 Moorgate London UK Postcode EC2R 6DA	Ordinary	4,684
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	4,684

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 06.02.06

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./TK/5892 Tel: 01903 833262
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 137013

Company name in full: SMITHS GROUP PLC

1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	25	01	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	661	2,486	1,230
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	612p	645p	608p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name : Address : Postcode	Class of shares allotted	Number alloted
Name : Address : Postcode	Class of shares allotted	Number alloted
Name : Address : Postcode	Class of shares allotted	Number alloted
Name : Address : Postcode	Class of shares allotted	Number allotted
Name : Address : Postcode	Class of shares allotted **TOTAL**	Number alloted **CONTINUED**

Please enter the number of continuation sheet(s) (if any) attached to this form : 2

Signed Assistant **Date** 26.01.06

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)	
765 Finchley Road London NW11 8DS	
Tel: 020 8457 8435	Fax: 020 8201 8041
DX number	DX exchange

88(2)

Return of Allotment of Share:

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,910	2,408	84
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	554p	525p	704p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name : Address : PLEASE SEE ATTACHED SCHEDULE Postcode	Class of shares allotted Ordinary	Number alloted 9,779
Name : Address : Postcode	Class of shares allotted	Number alloted
Name : Address : Postcode	Class of shares allotted	Number alloted
Name : Address : Postcode	Class of shares allotted	Number allotted
Name : Address : Postcode	Class of shares allotted **TOTAL**	Number alloted **9,779**

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed Assistant [signature] Date 25.01.06

~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)

765 Finchley Road
London
NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

SHARES ALLOTTED

COMPANY: SMITHS GROUP PLC

SECURITY: ORDINARY SHARES OF 25 PENCE

ALLOTMENT DATE : 25-Jan-06

Title	Forename(s)	Surname	Address						Shares Allotted
MR	RICHARD JOHN	ANDREWS	DOWNS VIEW	CANTERBURY ROAD	ELHAM	CANTERBURY	KENT	CT4 6UG	294
MR	MICHAEL JOHN HAROLD	BROWN	6 PARKWOOD GROVE	CHARLTON KINGS	CHELTENHAM	GLOUCESTERSHIRE		GL53 9JP	1,213
MR	JEREMY PAUL	HALLER	12 KINGS ROAD	CHELTENHAM	GLOUCESTERSHIRE			GL52 6BG	809
MR	TONY GERALD	HAMMERTON	8 BROOKLYNN CLOSE	WALTHAM CHASE	SOUTHAMPTON	HAMPSHIRE		SO32 2RY	220
MRS	NICOLA JANE	HICKEY	11 CORVETTE AVENUE	WARSASH	SOUTHAMPTON	HAMPSHIRE		SO31 9AN	176
MR	ALAN CEDRIC	JONES	120 FAIRVIEW ROAD	PENN	WOLVERHAMPTON	WEST MIDLANDS		WV4 4TE	491
MR	DAVID GEOFFREY	LIDBURY	255 NORK WAY	BARNSTEAD	SURREY			SM7 1JQ	1,386
MR	PETER	MADDEN	30 CHILDWALL ROAD	WAVERTREE	LIVERPOOL	MERSEYSIDE		L15 6UU	441
MR	ANTONY DAVID	PARKES	2 MOANEY QUILL CLOSE	LONAN	ISLE OF MAN			IM4 7JL	235
MISS	SALLY LUCILLE	ROGERS	19 VICARS HILL	LEWISHAM	LONDON			SE13 7JB	883
MRS	MARION PATRICIA	SCOTT	166 CLOCK HOUSE ROAD	BECKENHAM	KENT			BR3 4LA	97
MR	SANJAY CHANDRIKAN	SHAH	8 LAUNCESTON GARDENS	PERIVALE	GREENFORD	MIDDLESEX		UB6 7ET	863
MS	SUKHVINDER	SHERGILL	29 ROBINHOOD CLOSE	SLOUGH	BERKSHIRE			SL1 5DU	58
MRS	ROSEMARY	THORNTON	23 REACHFIELDS	DYMCHURCH ROAD	HYTHE	KENT		CT21 6LS	665
MR	NEIL	WALLACE	30 FERNWOOD	MAPLE BRIDGE	STOCKPORT	CHESHIRE		SK6 5BE	863
MRS	SUSAN	WATERS	18 ASHGROVE	UPTON ST LEONARDS	GLOUCESTER	GLOUCESTERSHIRE		GL4 8BH	1,085
									9,779

Return of Allotment of Shares

CHFPO83

Company Number: 137013

Company name in full: SMITHS GROUP PLC

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	18	1	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	551		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	587.54p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name : MR MAURICE FREDERICK LAWTON Address : 32 BALDRINE PARK, BALDRINE, DOUGLAS, ISLE OF MAN Postcode IM4 6DB	Class of shares allotted ORDINARY	Number alloted 555
Name : Address : Postcode	Class of shares allotted	Number alloted
Name : Address : Postcode	Class of shares allotted	Number alloted
Name : Address : Postcode	Class of shares allotted	Number allotted
Name : Address : Postcode	Class of shares allotted **TOTAL**	Number alloted **555**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed Assistant [signature] **Date** 25.01.06

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)	
765 Finchley Road London NW11 8DS	
Tel: 020 8457 8435	Fax: 020 8201 8041
DX number	DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	137013
Company name in full	SMITHS GROUP PLC
	1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	18	01	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	197		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	645p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name : MRS MARION PATRICIA SCOTT Address : 166 CLOCK HOUSE ROAD, BECKINGHAM, KENT Postcode BR3 4LA	Class of shares allotted ORDINARY	Number alloted 197
Name : Address : Postcode	Class of shares allotted	Number alloted
Name : Address : Postcode	Class of shares allotted	Number alloted
Name : Address : Postcode	Class of shares allotted	Number allotted
Name : Address : Postcode	Class of shares allotted **TOTAL**	Number alloted **197**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

gned Assistant [signature] Date 19.01.06

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

ease give the name, address, ephone number and, if available, DX number and Exchange of the rson Companies House should ntact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)	
765 Finchley Road London NW11 8DS	
Tel: 020 8457 8435	Fax: 020 8201 8041
DX number	DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	137013
Company name in full	SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
1 7	0 1	2 0 0 6			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	6,070		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	750p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited / Part ID 142CN / Desig ESOS Address 20 Moorgate London UK Postcode E C 2 R 6 D A	Class of shares allotted Ordinary	Number allotted 6,070
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **6,070**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Assistant [signature] **Date** 20.01.06

~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC./TK/5669 Tel: 01903 833017

DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	13	01	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	3,627	3,169	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	750p	858.5p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Des ESOS Part ID 142CN Address 20 Moorgate, London EC2R 6DA UK Postcode	Class of shares allotted Ordinary	Number allotted 6,796
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **6,796**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Assistant [signature] **Date** 18.01.06

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC./SJK/E5601 Tel: 01903 833264

DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares): Page 1 of 2

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	12	01	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4,800	4,400	3,523
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	750.00p	765.00p	823.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 16.01.06

~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC./SJK/E5546 Tel: 01903 833264

DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares): Page 2 of 2

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	12	01	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	17,953	2,795	61,731
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	849.79p	858.50p	907.23p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name Cazenove Nominees Limited Des ESOS Part ID 142CN Address 20 Moorgate, LONDON EC2R 6DA UK Postcode	Ordinary	95,202
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
	TOTAL	**95,202**

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed [signature] **Date** 16.01.06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver~~ manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./SJK/E3264 Tel: 01903 833264
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 137013

Company name in full: SMITHS GROUP PLC

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
11	01	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	814		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	525p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name : MR GEOFFREY THOMAS SCOTT Address : 3 HADDON CLOSE, FAREHAM, HAMPSHIRE Postcode PO14 1PH	Class of shares allotted ORDINARY	Number alloted 814
Name : Address : Postcode	Class of shares allotted	Number alloted
Name : Address : Postcode	Class of shares allotted	Number alloted
Name : Address : Postcode	Class of shares allotted	Number allotted
Name : Address : Postcode	Class of shares allotted **TOTAL**	Number alloted **814**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed Assistant **Date** 11/01/06

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)
765 Finchley Road London NW11 8DS
Tel: 020 8457 8435 Fax: 020 8201 8041
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	10	01	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	7,687		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	858.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX235 Edinburgh
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited / Part ID 142CN / Desig ESOS Address 12 Moorgate London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 7,687
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **7,687**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed Assistant [signature] **Date** 16.01.06

~~A director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS	THE CAUSEWAY
WORTHING WEST SUSSEX	BN99 6DA
ESP-EXEC./TK/5459	Tel: 01903 833017
DX number	DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	09	01	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4,918	51,401	61,485
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	849.79p	943.31p	907.23p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited A/C ESOS Part ID 142CN Address 20 Moorgate London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 117,804
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 117,804

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 11/01/06

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC./JW/5436	Tel: 01903 833017
DX number	DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	06	01	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	55,424		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	765p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited A/C ESOS Part ID 142CN	Class of shares allotted	Number allotted
Address 20 Moorgate	Ordinary	55,424
London		
UK Postcode EC2R 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	55,424
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Assistant [signature] Date 16.01.06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./JW/5376 Tel: 01903 8333017
DX number DX exchange

88(2)

Return of Allotment of Shares

CHFP083

Company Number	137013
Company name in full	SMITHS GROUP PLC
	1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	4	1	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	459		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	587.54p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name : Mr Ian Andrew Duce Address : 16 Windmill Road, Cookham, Maidenhead, Berks Postcode SL6 9NE	Class of shares allotted Ordinary	Number alloted 459
Name : Address : Postcode	Class of shares allotted	Number alloted
Name : Address : Postcode	Class of shares allotted	Number alloted
Name : Address : Postcode	Class of shares allotted	Number allotted
Name : Address : Postcode	Class of shares allotted **TOTAL**	Number alloted **459**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 16.01.06

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)	
765 Finchley Road London NW11 8DS	
Tel: 020 8457 8435	Fax: 020 8201 8041
DX number	DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 137013

Company name in full SMITHS GROUP PLC

Page 1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	22	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	16,665	12,573	3,159
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	750p	765p	823p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Assistant [signature] **Date** 16.01.06

~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS	THE CAUSEWAY
WORTHING WEST SUSSEX	BN99 6DA
ESP-EXEC./TK5139	Tel: 01903 833017
DX number	DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From: Day	Month	Year	To: Day	Month	Year
	22	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	11,063	7,870	7,601
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	858.50p	907.23p	934p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited / Part ID 142CN / Desig ESOS	Class of shares allotted	Number allotted
Address 20 Moorgate	Ordinary	58,931
London		
UK Postcode E C 2 R 6 D A		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	**58,931**
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed Assistant [signature] **Date** 16.01.06

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC./TK/5139 Tel: 01903 833017

DX number DX exchange

Return of Allotment of Shares

CHFPO83

Company Number	137013
Company name in full	SMITHS GROUP PLC
	1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	21	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1010		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	587.54p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name : Mr Martin John Caley Address : 7 Callows Croft, Laxley, Isle of Man Postcode IM4 7HG	Class of shares allotted Ordinary	Number alloted 551
Name : Mr Christopher Gordon Hodson Address : 5 Heron Dale, Haslemere, Surrey Postcode GU26 1RQ	Class of shares allotted Ordinary	Number alloted 459
Name : Address : Postcode	Class of shares allotted	Number alloted
Name : Address : Postcode	Class of shares allotted	Number allotted
Name : Address : Postcode	Class of shares allotted **TOTAL**	Number alloted **1,010**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed Assistant [signature] **Date** 16.01.06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)	
765 Finchley Road London NW11 8DS	
Tel: 020 8457 8435	Fax: 020 8201 8041
DX number	DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 137013

Company name in full SMITHS GROUP PLC

Page 1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	20	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4,091	5,748	6,377
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	750p	765p	858.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Page 2 of 2

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	20	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5,396		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	934p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	06	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	7,281	3,325	2,166
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	750p	765p	858.50p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name CAZENOVE NOMINEES LIMITED PART ID:142CN DES:ESOS Address 20 MOORGATE London UK Postcode E C 2 R 6 D A	Class of shares allotted Ordinary	Number allotted 12,772
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 12,772

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 19.01.06

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./JP/5601 Tel: 01903 833393
DX number DX exchange